Pricing Supplement dated November 5, 2004
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

# PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
**CUSIP# 69371RWR3**

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ Citigroup Global Markets Inc.
☐ Barclays Capital Inc.
☐ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other:  UBS Securities LLC    ;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

| | | |
|---|---|---|
| Principal Amount $150,000,000: | Original Issue Date: | November 10, 2004 |
| Agent's Discount or Commission: 0.20% | Maturity Date: | November 13, 2006 |
| Net Proceeds to Company: $149,700,000 | Interest Payment Date(s): | Quarterly on the 10$^{th}$ or next business day of February, May, August and November via modified following business day convention, commencing February 10, 2005 |

Calculation Agent:

Interest Calculation:
☒ Regular Floating Rate Note          ☐ Floating Rate/Fixed Rate Note
☐ Inverse Floating Rate Note               Fixed Rate Commencement Date:
　 Fixed Interest Rate:                    Fixed Interest Rate:
☐          Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: February 10, 2005
Interest Reset Date(s): Quarterly on the 10th or next business day of February, May, August and November via modified following business day convention.

Interest Rate Basis:
☐ CD Rate                    ☐ Federal Funds Rate        ☐ Prime Rate
☐ Commercial Paper Rate      ☒ LIBOR                     ☐ Treasury Rate
☐ CMT Rate                   Designated LIBOR Page:       ☐ Other (see attached)
　 ☐ CMT Telerate Page 7051      ☐ LIBOR Reuters Page
　 ☐ CMT Telerate Page 7052      ☒ LIBOR Telerate Page 3750
　 If CMT Telerate Page 7052:  LIBOR Currency: USD
　　 ☐ Weekly Average
　　 ☐ Monthly Average

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.08%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
        ☐  30/360 for the period from     to   .
        ☒  Actual/360 for the period from November 10, 2004 to November 13, 2006**.**
        ☐  Actual/Actual for the period from     to  .

Redemption:
        ☒  The Notes may not be redeemed prior to the Maturity Date.
        ☐  The Notes may be redeemed at the option of the Company prior to Maturity Date.
           Initial Redemption Date:
           Initial Redemption Percentage: __ %
           Annual Redemption Percentage Reduction: __ % until Redemption Percentage is 100% of the Principal
           Amount.
        ☐  The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
        ☒  The Notes may not be repaid prior to the Maturity Date.
        ☐  The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
           Optional Repayment Date(s):

Currency:
        Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
        Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
        Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: